Exhibit 12

HUGHES NETWORK SYSTEMS, LLC

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Income (loss) before income tax expense and equity in earnings of unconsolidated affiliates	$31,734	$(41,121)	$19,963	$55,200	$22,541
Fixed charges	77,941	70,247	60,296	59,961	51,604
Amortization of capitalized interest	1,325	-	-	-	-
Capitalized interest	(13,957)	(1,716)	(4,752)	(12,031)	(1,900)

Total earnings	$97,043	$27,410	$75,507	$103,130	$72,245

Fixed charges:
Interest	$73,281	$65,810	$56,079	$55,803	$47,941
Portion of rent expense representative of interest	4,660	4,437	4,217	4,158	3,663

Total fixed charges	$77,941	$70,247	$60,296	$59,961	$51,604

Ratio of earnings to fixed charges	1.2x	*	1.3x	1.7x	1.4x

Deficiency of earnings to fixed charges		$(42,837)

*	Ratio not provided due to deficiency in the period.

The ratio of earnings to fixed charges is computed by dividing total fixed charges into income (loss) before income tax expense and equity in earnings of unconsolidated affiliates plus fixed charges and amortization of capitalized interest less capitalized interest. Fixed charges include, as applicable interest expense, amortization of debt issuance costs, the estimated interest component of rent expense (calculated as one-third of net rent expense).